FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2016

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Publicly-Held Company with Authorized Capital

CNPJ/MF 47.508.411/0001-56

NIRE 35.300.089.901

NOTICE OF MATERIAL FACT

A Companhia Brasileira de Distribuição (“Company”), pursuant to CVM Ruling No. 358 dated January 3, 2002, as amended (“CVM Ruling 358”) hereby informs its shareholders and the market that the Company´s Board of Directors approved on the meeting held on October 27, 2016 the change of the means of disclosure of announcements regarding material acts and/or facts of the Company provided for in the Policy on the Disclosure and Use of Material Information and on the Preservation of Confidentiality issued by the Company (“Disclosure Policy”).

As permitted by CVM Ruling No. 547 dated February 5, 2014, which modified CVM Ruling 358, the Company will disclose announcements regarding material acts and/or facts, in their entirely, (i) on the online web page of “Portal NEO1” news portal (http://www.portalneo1.net); and (ii) on the Company´s online web page (http://www.gpari.com.br).

In addition to the disclosure on the news portal mentioned above, the announcement of material acts and facts will also be disclosed simultaneously to CVM and BM&FBovespa S.A. – Bolsa de Valores, Mercadorias e Futuros.

The Company also informs that will update its registration form to reflect the amendment to the Company´s Disclosure Policy mentioned above.

São Paulo, October 27, 2016.

DANIELA SABBAG

Investor Relations Officer

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: October 27, 2016	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.